SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AT&T SAVINGS AND SECURITY PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2017	3
Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2017	12

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm	28
23.1 – Consent of Independent Registered Public Accounting Firm	29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
AT&T Savings and Security Plan
Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of AT&T Savings and Security Plan (Plan) as of December 31, 2017, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AT&T Savings and Security Plan as of December 31, 2017, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets held (at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan's auditor since 2018
San Antonio, Texas
June 22, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
of the AT&T Savings and Security Plan

We have audited the accompanying statement of net assets available for benefits of the AT&T Savings and Security Plan as of December 31, 2016. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the AT&T Savings and Security Plan at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas
June 22, 2017

AT&T SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2017	2016
ASSETS

Investments at fair value (See Notes 3 and 4)	$4,621,952	$4,893,896

Fully benefit-responsive investment contracts at contract value (See Note 4)	720,943	814,265

Notes receivable from participants	199,179	233,312
Receivable for investments sold	1,466	2,383
Participant contributions receivable	3,509	3,349
Employer contributions receivable	1,580	1,589
Dividends and interest receivable	25	16
Total Receivables	205,759	240,649

Total Assets	5,548,654	5,948,810

LIABILITIES
Administrative expenses payable	749	1,508
Due to broker for securities purchased	680	2,725

Total Liabilities	1,429	4,233

Net Assets Available for Benefits	$5,547,225	$5,944,577

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2016	$5,944,577

Additions to Net Assets:
Contributions:
Participant contributions	160,155
Employer contributions	75,944
Rollover contributions	23,673
259,772

Investment Income:
Net appreciation in fair value of investments	270,795
Dividends on AT&T common shares	96,433
Interest	17,398
384,626

Interest income on notes receivable from participants	9,012

Total Additions	653,410

Deductions from Net Assets:
Distributions	462,816
Administrative expenses	5,737
Total Deductions	468,553

Net increase before transfers	184,857

Transfer to other qualified savings plan	(582,209)

Net Assets Available for Benefits, December 31, 2017	$5,547,225

See Notes to Financial Statements.

Notes to Financial Statements
(Dollars in Thousands)

NOTE 1. PLAN DESCRIPTION

The AT&T Savings and Security Plan (Plan) is a defined contribution plan originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company).

The majority of eligible employees are represented by the Communications Workers of America or the International Brotherhood of Electrical Workers who are employed by participating companies of AT&T. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Bank of New York Mellon Corporation (BNY Mellon) serves as the trustee for the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as record keeper for the Plan.

During 2017, participants could invest their contributions in one or more of seven funds in 1% increments:

• AT&T Shares Fund	• Global Equity Fund
• Bond Fund	• Mid and Small Cap Stock Fund
• Large Cap Stock Fund	• International Stock Fund
• Interest Income Fund

Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants' contributions based on the provisions of the Plan. Company matching contributions are made solely in the form of shares of AT&T's common stock held in an Employee Stock Ownership Plan (ESOP), which is part of the AT&T Shares Fund, within this Plan. Matching contributions made to the Plan can be immediately diversified into any of the fund options above.

Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year. Interest earned on dividends held in the short-term interest bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant's account. During 2017, Plan participants elected to receive $21,361 in dividend distributions. This amount is included in distributions on the Plan's Statement of Changes in Net Assets Available for Benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee's fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

During 2017, AT&T initiated a review with Fidelity to identify where participants maintained balances within the Plan. When participant balances were identified as "inactive" in the Plan, those balances were merged into the participant account identified as "active" in the AT&T Retirement Savings Plan (AT&T RSP). As a result, $582,209 was transferred from the Plan into the AT&T RSP during 2017.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Administrative Expenses The reasonable expenses of plan administration may be charged to the Plan in accordance with procedures adopted by the plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase or sale of securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the plan administrator. To the extent that expenses incident to the administration of the Plan are paid from the Plan, the plan administrator will determine which expenses are to be charged to and paid from participant's individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants (and how they are to be allocated among such accounts). All expenses of administering the Plan that are not charged to the Plan will be borne by the respective participating companies in the Plan as determined by the plan administrator.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition  Investments are stated at fair value, except those investments that are fully benefit-responsive investments, which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies (i.e., mutual funds) are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end.

Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are comprised of corporate bonds and notes, registered investment companies and government securities. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the period ending date.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets and liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted market prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2017 and 2016.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December:

	Plan Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
AT&T common stock	$1,755,249	$-	$-	$1,755,249
Mutual funds or exchange-traded funds	29,074	-	-	29,074
Total assets in fair value hierarchy	$1,784,323	$-	$-	$1,784,323
Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				1,080,599
Mid and small cap U.S. stock index fund[2]				645,041
Bond index fund[3]				381,041
International stock index fund[4]				405,018
Global equity fund[5]				325,930
Total investments at fair value				$4,621,952

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December:

	Plan Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
AT&T common stock	$2,222,706	$-	$-	$2,222,706
Mutual funds or exchange-traded funds	53,659	-	-	53,659
Total assets in fair value hierarchy	$2,276,365	$-	$-	$2,276,365
Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				998,042
Mid and small cap U.S. stock index fund[2]				612,182
Bond index fund[3]				399,017
International stock index fund[4]				321,719
Global equity fund[5]				286,571
Total investments at fair value				$4,893,896
1This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Stock Price Index of 500 stocks (the "S&P 500 Index"). There are currently no redemption restrictions on this investment.
2This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.
3This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment.
4This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment.
5This fund consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones U.S. Total Stock Market Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on these investments.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 4. INVESTMENTS

Fully Benefit-Responsive Investment Contracts
The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers' underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan's loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of these events are probable of occurring in the foreseeable future.

Investment Risk
Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefit. Plan participants' accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 5. PARTIES-IN-INTEREST TRANSACTIONS

Plan assets are invested in AT&T stock directly. Because the Company is the plan sponsor, transactions involving the Company's stock qualify as party-in-interest transactions. In addition, certain investments held by the Plan are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

The Plan may, at the discretion of the Plan's participants or via the Company match, invest its assets in the Company's common stock. The Plan's AT&T Shares Fund held 45,145,290 and 52,247,398 shares of the Company's common stock as of December 31, 2017 and 2016, respectively. Dividends earned by the Plan's AT&T Shares Fund on the Company's common stock were $73,657 for the year ended December 31, 2017.

NOTE 6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 23, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2017	2016

Net Assets Available for Benefits per the financial statements	$5,547,225	$5,944,577
Distributions payable to participants	(1,430)	(564)
Net Assets Available for Benefits per the Form 5500	$5,545,795	$5,944,013

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2017:

Distributions to participants per the financial statements	$462,816
Distributions payable to participants at December 31, 2016	(564)
Distributions payable to participants at December 31, 2017	1,430
Distributions to participants per the Form 5500	$463,682

NOTE 8. SUBSEQUENT EVENT

As part of collective bargaining agreements settled during 2017, certain bargained employees hired prior to August 9, 2009, will no longer participate in the Plan but will instead participate in the AT&T RSP effective January 1, 2018. In early January 2018, $2,953,945 of participant balances and assets were merged into the AT&T RSP.

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
AT&T Shares Fund
*	AT&T COMMON SHARES	45,145,290 SHARES	$1,755,249
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 14,053,166 UNITS	14,053
	TOTAL SHARES FUND		1,769,302

Bond Fund
*	BLACKROCK GOVERNMENT/CREDIT BOND INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 13,088,713 UNITS	381,041

Large Cap Stock Fund
*	BLACKROCK EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 21,630,546 UNITS	1,080,599

Interest Income Fund
*	DREYFUS GOVT CAS MGMT INST 289	VAR RT 12/31/2075 DD 06/03/97	1

*	DREYFUS GOVT CAS MGMT INST 289	VAR RT 12/31/2075 DD 06/03/97	2,019
	AEP TEXAS CENTRAL TRANSIT A A4	5.170% 01/01/2018 DD 10/11/06	224
	AMERICAN EXPRESS CREDIT AC 3 A	1.770% 11/15/2022 DD 04/25/17	1,834
	ANHEUSER-BUSCH INBEV FINANCE I	2.150% 02/01/2019 DD 01/27/14	3,654
	ANHEUSER-BUSCH INBEV FINANCE I	1.900% 02/01/2019 DD 01/25/16	1,272
	APPLE INC	2.250% 02/23/2021 DD 02/23/16	3,021
	ARIZONA PUBLIC SERVICE CO	2.200% 01/15/2020 DD 01/12/15	523
	AUTOMATIC DATA PROCESSING INC	2.250% 09/15/2020 DD 09/15/15	525
	BB&T CORP	2.150% 02/01/2021 DD 10/26/17	1,882
	BP CAPITAL MARKETS PLC	2.237% 05/10/2019 DD 02/10/14	3,630
	BNP PARIBAS SA	5.000% 01/15/2021 DD 01/18/11	1,639
	BPCE SA	2.750% 12/02/2021 DD 12/02/16	827
	BNP PARIBAS SA	2.375% 05/21/2020 DD 05/21/15	726
	BANQUE FEDERATIVE DU CRED 144A	2.700% 07/20/2022 DD 07/20/17	1,193
	BARCLAYS DRYROCK ISSUANCE 1 A	1.520% 05/16/2022 DD 08/03/16	1,139
	BERKSHIRE HATHAWAY FINANCE COR	VAR RT 01/10/2020 DD 01/12/17	1,557
	CAPITAL ONE MULTI-ASSET A5 A5	1.660% 06/17/2024 DD 08/25/16	2,535
	CARDS II TRUST 1A A 144A	VAR RT 07/15/2021 DD 07/27/16	1,555
	CHASE ISSUANCE TRUST A2 A	1.370% 06/15/2021 DD 06/17/16	2,327
	CHASE ISSUANCE TRUST A5 A5	1.270% 07/15/2021 DD 08/11/16	2,816
	CITIBANK CREDIT CARD ISS A1 A1	1.750% 11/19/2021 DD 12/08/16	4,817
	CITIBANK CREDIT CARD ISS A3 A3	1.920% 04/07/2022 DD 04/11/17	3,379
	CITIGROUP COMMERCIAL M GC17 A2	2.962% 11/10/2046 DD 12/01/13	694
	CITIBANK NA	2.125% 10/20/2020 DD 10/20/17	3,665
	COMCAST CORP	5.700% 05/15/2018 DD 05/07/08	3,195
	CREDIT SUISSE AG/NEW YORK NY	1.750% 01/29/2018 DD 01/29/15	1,250

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
DANAHER CORP	1.650% 09/15/2018 DD 09/15/15	175
DANAHER CORP	2.400% 09/15/2020 DD 09/15/15	750
JOHN DEERE CAPITAL CORP	2.550% 01/08/2021 DD 01/08/16	3,764
EDISON INTERNATIONAL	2.400% 09/15/2022 DD 08/22/17	1,639
FHLMC POOL #A6-3809	6.000% 08/01/2037 DD 07/01/07	6
FHLMC POOL #A6-4100	6.000% 08/01/2037 DD 08/01/07	1
FHLMC POOL #A6-4142	6.000% 08/01/2037 DD 08/01/07	2
FHLMC POOL #A6-4440	6.000% 08/01/2037 DD 08/01/07	4
FHLMC POOL #A6-5310	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-5518	6.000% 09/01/2037 DD 09/01/07	2
FHLMC POOL #A6-5651	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-5652	6.000% 09/01/2037 DD 09/01/07	3
FHLMC POOL #A6-7052	6.000% 10/01/2037 DD 10/01/07	2
FHLMC POOL #A6-7449	6.000% 11/01/2037 DD 10/01/07	3
FHLMC POOL #A7-6472	6.000% 04/01/2038 DD 04/01/08	3
FHLMC POOL #A7-6476	6.000% 04/01/2038 DD 04/01/08	2
FHLMC POOL #A7-7211	6.000% 05/01/2038 DD 05/01/08	3
FHLMC POOL #A7-7766	6.000% 06/01/2038 DD 05/01/08	1
FHLMC POOL #A7-8625	6.000% 06/01/2038 DD 06/01/08	1
FHLMC POOL #2B-0069	VAR RT 12/01/2041 DD 12/01/11	301
FHLMC POOL #A6-8998	6.000% 11/01/2037 DD 11/01/07	4
FHLMC POOL #A6-9265	6.000% 12/01/2037 DD 12/01/07	1
FHLMC POOL #A6-9303	6.000% 11/01/2037 DD 11/01/07	1
FHLMC POOL #A6-9654	6.000% 12/01/2037 DD 12/01/07	18
FHLMC POOL #A6-9830	6.000% 12/01/2037 DD 12/01/07	4
FHLMC POOL #A7-6056	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #G0-3297	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #G0-3330	6.000% 09/01/2037 DD 09/01/07	3
FHLMC POOL #G0-3349	6.000% 10/01/2037 DD 09/01/07	3
FHLMC POOL #G0-3504	6.000% 11/01/2037 DD 10/01/07	2
FHLMC POOL #G0-3517	6.000% 11/01/2037 DD 10/01/07	1
FHLMC POOL #G0-3551	6.000% 11/01/2037 DD 11/01/07	17
FHLMC POOL #G0-3581	6.000% 11/01/2037 DD 11/01/07	7
FHLMC POOL #G0-3616	6.000% 12/01/2037 DD 11/01/07	7
FHLMC POOL #G0-3646	6.000% 01/01/2038 DD 12/01/07	4
FHLMC POOL #G0-3698	6.000% 12/01/2037 DD 12/01/07	5
FHLMC POOL #G0-3721	6.000% 12/01/2037 DD 12/01/07	3
FHLMC POOL #G0-3776	6.000% 01/01/2038 DD 01/01/08	8
FHLMC POOL #G0-3781	6.000% 01/01/2038 DD 01/01/08	23
FHLMC POOL #G0-3819	6.000% 01/01/2038 DD 01/01/08	2
FHLMC POOL #G0-3850	6.000% 02/01/2038 DD 01/01/08	1
FHLMC POOL #G0-3926	6.000% 02/01/2038 DD 02/01/08	2
FHLMC POOL #G0-3941	6.000% 02/01/2038 DD 02/01/08	8
FHLMC POOL #G0-4170	6.000% 04/01/2038 DD 04/01/08	3
FHLMC POOL #G0-4230	6.000% 04/01/2038 DD 04/01/08	3

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
FHLMC POOL #G0-4301	6.000% 03/01/2038 DD 05/01/08	1
FHLMC POOL #G0-4411	6.000% 06/01/2038 DD 06/01/08	8
FHLMC POOL #G0-4576	6.000% 09/01/2038 DD 08/01/08	11
FHLMC POOL #G0-4607	6.000% 09/01/2038 DD 08/01/08	5
FHLMC POOL #G0-4645	6.000% 07/01/2038 DD 08/01/08	7
FHLMC POOL #G0-4713	6.000% 10/01/2038 DD 09/01/08	7
FHLMC POOL #G0-4757	6.000% 08/01/2038 DD 10/01/08	1
FHLMC POOL #G0-4765	6.000% 09/01/2038 DD 09/01/08	21
FHLMC POOL #G0-5369	6.000% 03/01/2039 DD 03/01/09	2
FHLMC POOL #G0-5666	6.000% 04/01/2038 DD 10/01/09	1
FHLMC POOL #G0-5940	6.000% 04/01/2040 DD 07/01/10	2
FHLMC POOL #G0-6066	6.000% 05/01/2040 DD 10/01/10	9
FHLMC POOL #G0-6232	6.000% 05/01/2040 DD 01/01/11	1
FHLMC POOL #G0-6249	6.000% 05/01/2040 DD 02/01/11	3
FHLMC POOL #G0-6789	6.000% 05/01/2040 DD 10/01/11	7
FHLMC POOL #G0-6954	6.000% 05/01/2040 DD 04/01/12	8
FHLMC POOL #G0-7222	6.000% 04/01/2040 DD 11/01/12	9
FHLMC POOL #C0-3325	6.000% 02/01/2039 DD 02/01/09	4
FHLMC POOL #C0-3475	6.000% 04/01/2040 DD 04/01/10	4
FHLMC POOL #A8-1068	6.000% 08/01/2038 DD 08/01/08	4
FHLMC POOL #A8-1660	6.000% 09/01/2038 DD 09/01/08	1
FHLMC POOL #A8-2394	6.000% 10/01/2038 DD 10/01/08	1
FHLMC POOL #A8-2474	6.000% 10/01/2038 DD 10/01/08	1
FHLMC POOL #A8-3801	6.000% 12/01/2038 DD 12/01/08	1
FHLMC POOL #A8-5741	6.000% 04/01/2039 DD 04/01/09	1
FHLMC POOL #78-8657	VAR RT 09/01/2031 DD 09/01/01	21
FEDERAL HOME LN BK CONS BD	1.375% 03/18/2019 DD 03/10/17	7,576
FEDERAL HOME LN BK CONS BD	1.375% 09/28/2020 DD 09/08/17	1,916
FEDERAL HOME LN BK CONS BD	0.875% 08/05/2019 DD 08/04/16	3,256
FHLMC POOL #84-9008	VAR RT 06/01/2042 DD 03/01/13	790
FHLMC POOL #84-9539	VAR RT 11/01/2044 DD 12/01/14	504
FHLMC POOL #84-9727	VAR RT 05/01/2045 DD 05/01/15	2,646
FHLMC POOL #V8-0804	6.000% 01/01/2039 DD 11/01/13	30
FHLMC POOL #2B-6264	VAR RT 06/01/2047 DD 06/01/17	1,369
FEDERAL FARM CR BK CONS BD	1.400% 03/27/2019 DD 03/27/17	4,039
FEDERAL HOME LN BK CONS BD	1.250% 06/08/2018 DD 05/04/12	4,823
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	970
FNMA GTD REMIC P/T 2013-83 A	3.500% 09/25/2039 DD 07/01/13	687
FNMA GTD REMIC P/T 15-92 PA	2.500% 12/25/2041 DD 11/01/15	488
FNMA GTD REMIC P/T 16-11 GA	2.500% 03/25/2046 DD 02/01/16	2,703
FNMA GTD REMIC P/T 16-43 MA	3.000% 10/25/2045 DD 06/01/16	1,586
FNMA GTD REMIC P/T 17-86 PA	3.000% 06/25/2045 DD 10/01/17	3,598
FNMA GTD REMIC P/T 12-117 DC	3.000% 01/25/2038 DD 09/01/12	1,116
FNMA GTD REMIC P/T 12-118 VA	3.000% 05/25/2022 DD 10/01/12	1,241
FHLMC MULTICLASS MTG 3895 AM	5.000% 08/15/2039 DD 07/01/11	340

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
FHLMC MULTICLASS MTG 3896 PA	4.000% 03/15/2040 DD 07/01/11	634
FHLMC MULTICLASS MTG K716 A2	3.130% 06/25/2021 DD 09/01/14	4,711
FHLMC MULTICLASS MTG K717 A2	2.991% 09/25/2021 DD 12/01/14	5,413
FHLMC MULTICLASS MTG K504 A2	VAR RT 09/25/2020 DD 01/01/16	1,711
FHLMC MULTICLASS MTG 4585 DA	3.000% 06/15/2045 DD 05/01/16	1,625
FHLMC MULTICLASS MTG 4594 PA	3.000% 11/15/2044 DD 06/01/16	1,717
FHLMC MULTICLASS MTG 4604 HA	2.500% 05/15/2045 DD 08/01/16	1,159
FHLMC MULTICLASS MTG 4189 PA	3.500% 11/15/2042 DD 04/01/13	613
FNMA POOL #0AK5677	VAR RT 02/01/2042 DD 02/01/12	219
FNMA POOL #0AL1674	VAR RT 05/01/2042 DD 05/01/12	349
FNMA POOL #0AL2492	VAR RT 10/01/2042 DD 09/01/12	1,075
FNMA POOL #0AL7162	VAR RT 09/01/2042 DD 07/01/15	516
FNMA POOL #0AV9636	VAR RT 04/01/2044 DD 03/01/14	641
FNMA POOL #0AU8673	VAR RT 02/01/2044 DD 02/01/14	270
FNMA POOL #0555678	5.000% 08/01/2033 DD 07/01/03	2,329
FNMA GTD REMIC P/T 02-W2 AF6	STEP 05/25/2032 DD 03/01/02	25
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02	18
FNMA GTD REMIC P/T 03-T3 2A6	VAR RT 05/25/2033 DD 02/01/03	340
FNMA GTD REMIC P/T 03-W10 2A	VAR RT 06/25/2043 DD 06/01/03	350
FNMA GTD REMIC P/T 04-T4 A9	VAR RT 08/25/2034 DD 07/01/04	180
FNMA POOL #0BM1523	VAR RT 07/01/2047 DD 07/01/17	2,096
FNMA POOL #0686026	VAR RT 04/01/2033 DD 04/01/03	151
FNMA POOL #0725228	6.000% 03/01/2034 DD 02/01/04	1,488
FNMA POOL #0735676	5.000% 07/01/2035 DD 06/01/05	730
FNMA POOL #0756359	VAR RT 12/01/2033 DD 12/01/03	233
FNMA POOL #0AB0130	5.000% 05/01/2038 DD 05/01/09	222
FIFTH THIRD BANK/CINCINNATI OH	2.200% 10/30/2020 DD 10/30/17	894
FORD CREDIT FLOORPLAN MAS 5 A1	1.950% 11/15/2021 DD 12/13/16	2,886
FORD CREDIT FLOORPLAN MAS 1 A1	2.070% 05/15/2022 DD 05/30/17	2,587
FORD CREDIT AUTO OWNE 2 A 144A	2.030% 12/15/2027 DD 06/28/16	1,281
GCO EDUCATION LOAN 1A A6L 144A	VAR RT 11/25/2026 DD 03/06/07	3,310
GMF FLOORPLAN OWNER 1 A1 144A	1.960% 05/17/2021 DD 05/31/16	1,246
GILEAD SCIENCES INC	2.350% 02/01/2020 DD 11/17/14	804
GOLDEN CREDIT CARD T 5A A 144A	1.600% 09/15/2021 DD 09/20/16	2,078
GNMA GTD REMIC P/T 12-43 AJ	3.000% 05/20/2038 DD 04/01/12	243
HIGHER EDUCATION FUNDING 1 A4	VAR RT 02/25/2030 DD 03/10/05	39
HOME DEPOT INC/THE	2.000% 04/01/2021 DD 02/12/16	1,411
HONEYWELL INTERNATIONAL INC	1.850% 11/01/2021 DD 10/31/16	1,866
INTEL CORP	2.450% 07/29/2020 DD 07/29/15	1,895
INTEL CORP	2.350% 05/11/2022 DD 05/11/17	1,994
INTERNATIONAL BANK FOR RECONST	1.125% 11/27/2019 DD 10/27/16	2,645
INTERNATIONAL BANK FOR RECONST	1.625% 09/04/2020 DD 08/29/17	6,181
INTERNATIONAL BUSINESS MACHINE	1.800% 05/17/2019 DD 02/19/16	3,067
JPMORGAN CHASE & CO	2.295% 08/15/2021 DD 08/08/16	3,617
JPMBB COMMERCIAL MORTGA C14 A2	3.019% 08/15/2046 DD 08/01/13	513

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
	JPMORGAN CHASE & CO	VAR RT 06/01/2021 DD 06/01/17	3,495
	JPMORGAN CHASE BANK NA	1.650% 09/23/2019 DD 09/23/16	570
	KREDITANSTALT FUER WIEDERAUFBA	1.875% 12/15/2020 DD 11/15/17	6,872
	ELI LILLY & CO	2.350% 05/15/2022 DD 05/09/17	4,986
	LLOYDS BANK PLC	2.300% 11/27/2018 DD 11/27/13	2,882
	MIDAMERICAN ENERGY CO	2.400% 03/15/2019 DD 09/19/13	427
	MITSUBISHI UFJ FINANCIAL GROUP	2.950% 03/01/2021 DD 03/01/16	353
	MIZUHO FINANCIAL GROUP INC	2.601% 09/11/2022 DD 09/11/17	1,649
*	MORGAN STANLEY	7.300% 05/13/2019 DD 05/13/09	5,784
*	MORGAN STANLEY BANK OF C13 A2	2.936% 11/15/2046 DD 12/01/13	1,228
	NCUA GUARANTEED NOTES TR R2 2A	VAR RT 11/05/2020 DD 11/17/10	1,924
	NCUA GUARANTEED NOTES TR R1 1A	VAR RT 10/07/2020 DD 10/27/10	848
	NELNET STUDENT LOAN TRUST 4 A3	VAR RT 06/22/2026 DD 11/15/05	135
	NELNET STUDENT LOAN TRUST 2 A5	VAR RT 01/25/2030 DD 05/18/06	1,537
	NEW YORK LIFE GLOBAL FUND 144A	1.950% 09/28/2020 DD 09/28/17	3,092
	NISSAN MASTER OWNER TRUST A A2	1.540% 06/15/2021 DD 07/19/16	942
	NISSAN MASTER OWNER TRUST C A	VAR RT 10/17/2022 DD 11/13/17	1,904
	NORDIC INVESTMENT BANK	1.625% 11/20/2020 DD 09/20/17	4,841
	NORTHERN STATES POWER CO/MN	2.200% 08/15/2020 DD 08/11/15	699
	OHIO PHASE-IN-RECOVERY FU 1 A2	2.049% 07/01/2020 DD 08/01/13	620
	ORIX CORP	2.900% 07/18/2022 DD 07/18/17	1,345
	PACIFIC GAS & ELECTRIC CO	8.250% 10/15/2018 DD 10/21/08	262
	PFIZER INC	1.450% 06/03/2019 DD 06/03/16	967
	PHILIP MORRIS INTERNATIONAL IN	1.375% 02/25/2019 DD 02/25/16	496
	PINNACLE WEST CAPITAL CORP	2.250% 11/30/2020 DD 11/30/17	722
	PUBLIC STORAGE	2.370% 09/15/2022 DD 09/18/17	469
	QUALCOMM INC	1.850% 05/20/2019 DD 05/26/17	1,893
	QUALCOMM INC	2.100% 05/20/2020 DD 05/26/17	797
	ROCKWELL AUTOMATION INC	2.050% 03/01/2020 DD 02/17/15	447
	SLM STUDENT LOAN TRUST 2 14 A5	VAR RT 01/25/2023 DD 12/11/03	115
	SLM STUDENT LOAN TRUST 20 2 A5	VAR RT 07/25/2025 DD 02/23/06	815
	SLC STUDENT LOAN TRUST 201 1 A	VAR RT 11/25/2042 DD 07/06/10	321
	SLM STUDENT LOAN TRUST 20 3 A2	VAR RT 05/26/2020 DD 06/20/13	10
	SLM STUDENT LOAN TRUST 20 1 A2	VAR RT 07/26/2021 DD 01/28/14	7
	SANTANDER UK PLC	2.350% 09/10/2019 DD 09/10/14	1,926
	SCHLUMBERGER FINANCE CANA 144A	2.650% 11/20/2022 DD 11/20/17	1,294
	CHARLES SCHWAB CORP/THE	2.650% 01/25/2023 DD 12/07/17	3,823
	SIEMENS FINANCIERINGSMAAT 144A	1.700% 09/15/2021 DD 09/15/16	486
	SOUTH CAROLINA ST STUDENT LOAN	VAR RT 12/01/2022 DD 07/11/06	121
	STARBUCKS CORP	2.100% 02/04/2021 DD 02/04/16	199
	SUMITOMO MITSUI FINANCIAL GROU	2.784% 07/12/2022 DD 07/12/17	4,052
	TENNESSEE VALLEY AUTH BD	1.750% 10/15/2018 DD 09/27/13	700
	TORONTO-DOMINION BANK/THE	1.450% 08/13/2019 DD 07/13/16	1,062
	U S TREASURY NOTE	1.250% 11/30/2018 DD 11/30/13	10,866
	U S TREASURY NOTE	1.375% 04/30/2021 DD 04/30/16	36,904

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
	U S TREASURY NOTE	1.625% 05/15/2026 DD 05/15/16	744
	U S TREASURY NOTE	1.375% 05/31/2021 DD 05/31/16	37,487
	U S TREASURY NOTE	1.375% 01/15/2020 DD 01/15/17	7,621
	U S TREASURY NOTE	1.875% 01/31/2022 DD 01/31/17	17,417
	U S TREASURY NOTE	1.875% 07/31/2022 DD 07/31/17	1,273
	U S TREASURY NOTE	1.875% 12/15/2020 DD 12/15/17	1,695
	UNITEDHEALTH GROUP INC	1.625% 03/15/2019 DD 02/28/13	3,630
	UNITEDHEALTH GROUP INC	2.375% 10/15/2022 DD 10/25/17	470
	UTAH STATE BOARD OF REGEN 1 A2	VAR RT 05/01/2029 DD 09/28/11	501
	UTAH ST BRD OF RGTS STUDENT LO	VAR RT 05/01/2035 DD 09/28/11	792
	WFRBS COMMERCIAL MORTGA C14 A2	2.133% 06/15/2046 DD 06/01/13	1,126
	WACHOVIA CORP	5.750% 02/01/2018 DD 01/31/08	2,433
	WACHOVIA STUDENT LOAN TRU 1 A5	VAR RT 01/26/2026 DD 11/29/05	123
	WELLS FARGO & CO	2.625% 07/22/2022 DD 07/24/17	2,387
	WESTPAC BANKING CORP	2.500% 06/28/2022 DD 06/28/17	4,074
	GOLDMAN SACHS ASSET MANAGEMENT 1-5 YR G/C		362,545

*	DREYFUS GOVT CAS MGMT INST 289	VAR RT 12/31/2075 DD 06/03/97	5,001
	AEP TEXAS CENTRAL TRANSIT A A4	5.170% 01/01/2018 DD 10/11/06	176
	AMERICAN EXPRESS CREDIT AC 3 A	1.770% 11/15/2022 DD 04/25/17	2,231
	ANHEUSER-BUSCH INBEV FINANCE I	2.650% 02/01/2021 DD 01/25/16	2,462
	ANHEUSER-BUSCH INBEV FINANCE I	3.650% 02/01/2026 DD 01/25/16	1,264
	APPLE INC	2.850% 05/06/2021 DD 05/06/14	2,083
	ARIZONA PUBLIC SERVICE CO	2.950% 09/15/2027 DD 09/11/17	419
	AUTOMATIC DATA PROCESSING INC	3.375% 09/15/2025 DD 09/15/15	232
	BA CREDIT CARD TRUST A1 A1	1.950% 08/15/2022 DD 03/30/17	4,430
	BP CAPITAL MARKETS PLC	4.500% 10/01/2020 DD 10/01/10	1,958
	BNP PARIBAS SA	2.375% 05/21/2020 DD 05/21/15	801
	BAKER HUGHES A GE CO LLC 144A	3.337% 12/15/2027 DD 12/11/17	699
	MUFG BANK LTD 144A	2.150% 09/14/2018 DD 09/14/15	1,101
	BRANCH BANKING & TRUST CO	3.625% 09/16/2025 DD 09/16/15	1,814
	BRAZOS HIGHER EDUCATION 2 A12	VAR RT 03/27/2023 DD 06/23/05	937
	CAPITAL ONE MULTI-ASSET A5 A5	1.660% 06/17/2024 DD 08/25/16	2,730
	CENTERPOINT ENERGY TRANSI 1 A3	3.028% 10/15/2025 DD 01/19/12	1,842
	CHASE EDUCATION LOAN TRUS A A3	VAR RT 12/28/2023 DD 07/02/07	131
	CHASE ISSUANCE TRUST A7 A7	2.160% 09/16/2024 DD 10/09/12	2,073
	CHASE ISSUANCE TRUST A2 A	1.370% 06/15/2021 DD 06/17/16	2,526
	CISCO SYSTEMS INC	2.200% 02/28/2021 DD 02/29/16	598
	CISCO SYSTEMS INC	1.400% 09/20/2019 DD 09/20/16	1,633
	CITIBANK CREDIT CARD ISS A1 A1	1.750% 11/19/2021 DD 12/08/16	5,413
	CITIBANK CREDIT CARD ISS A3 A3	1.920% 04/07/2022 DD 04/11/17	4,422
	CITIGROUP COMMERCIAL M GC17 A2	2.962% 11/10/2046 DD 12/01/13	545
	CITIBANK NA	2.000% 03/20/2019 DD 03/20/17	4,092
	CONOCOPHILLIPS CO	3.350% 11/15/2024 DD 11/12/14	211

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
CONOCOPHILLIPS CO	4.200% 03/15/2021 DD 03/08/16	42
CREDIT AGRICOLE SA/LONDON 144A	2.500% 04/15/2019 DD 04/15/14	1,982
CREDIT SUISSE AG/NEW YORK NY	3.000% 10/29/2021 DD 10/29/14	1,692
DISCOVER CARD EXECUTION A3 A3	1.850% 10/16/2023 DD 04/19/16	2,612
EDISON INTERNATIONAL	2.125% 04/15/2020 DD 03/29/17	644
FHLMC POOL #1B-1438	VAR RT 01/01/2034 DD 01/01/04	183
FHLMC POOL #A6-3809	6.000% 08/01/2037 DD 07/01/07	38
FHLMC POOL #A6-4100	6.000% 08/01/2037 DD 08/01/07	8
FHLMC POOL #A6-4136	6.000% 08/01/2037 DD 08/01/07	1
FHLMC POOL #A6-4142	6.000% 08/01/2037 DD 08/01/07	11
FHLMC POOL #A6-4440	6.000% 08/01/2037 DD 08/01/07	24
FHLMC POOL #A6-4475	6.000% 08/01/2037 DD 08/01/07	2
FHLMC POOL #A6-4548	6.000% 08/01/2037 DD 08/01/07	3
FHLMC POOL #A6-4907	6.000% 08/01/2037 DD 08/01/07	1
FHLMC POOL #A6-5008	6.000% 08/01/2037 DD 08/01/07	1
FHLMC POOL #A6-5310	6.000% 09/01/2037 DD 09/01/07	7
FHLMC POOL #A6-5518	6.000% 09/01/2037 DD 09/01/07	16
FHLMC POOL #A6-5651	6.000% 09/01/2037 DD 09/01/07	6
FHLMC POOL #A6-5652	6.000% 09/01/2037 DD 09/01/07	19
FHLMC POOL #A6-6092	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-6107	6.000% 09/01/2037 DD 09/01/07	2
FHLMC POOL #A6-7052	6.000% 10/01/2037 DD 10/01/07	14
FHLMC POOL #A6-7449	6.000% 11/01/2037 DD 10/01/07	18
FHLMC POOL #A7-6467	6.000% 04/01/2038 DD 04/01/08	2
FHLMC POOL #A7-6472	6.000% 04/01/2038 DD 04/01/08	16
FHLMC POOL #A7-6474	6.000% 04/01/2038 DD 04/01/08	3
FHLMC POOL #A7-6476	6.000% 04/01/2038 DD 04/01/08	14
FHLMC POOL #A7-7211	6.000% 05/01/2038 DD 05/01/08	21
FHLMC POOL #A7-7221	6.000% 05/01/2038 DD 05/01/08	6
FHLMC POOL #A7-7222	6.000% 05/01/2038 DD 05/01/08	1
FHLMC POOL #A7-7568	6.000% 06/01/2038 DD 05/01/08	5
FHLMC POOL #A7-7766	6.000% 06/01/2038 DD 05/01/08	5
FHLMC POOL #A7-7797	6.000% 05/01/2038 DD 05/01/08	1
FHLMC POOL #A7-8625	6.000% 06/01/2038 DD 06/01/08	5
FHLMC POOL #A7-9846	6.000% 07/01/2038 DD 07/01/08	2
FHLMC POOL #A6-8241	6.000% 11/01/2037 DD 11/01/07	8
FHLMC POOL #A6-8585	6.000% 11/01/2037 DD 11/01/07	4
FHLMC POOL #A6-8626	6.000% 11/01/2037 DD 11/01/07	2
FHLMC POOL #A6-8883	6.000% 11/01/2037 DD 11/01/07	3
FHLMC POOL #A6-8998	6.000% 11/01/2037 DD 11/01/07	23
FHLMC POOL #A6-9265	6.000% 12/01/2037 DD 12/01/07	9
FHLMC POOL #A6-9303	6.000% 11/01/2037 DD 11/01/07	7
FHLMC POOL #A6-9654	6.000% 12/01/2037 DD 12/01/07	114
FHLMC POOL #A6-9830	6.000% 12/01/2037 DD 12/01/07	22
FHLMC POOL #A6-9858	6.000% 12/01/2037 DD 12/01/07	1

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
FHLMC POOL #A6-9859	6.000% 12/01/2037 DD 12/01/07	3
FHLMC POOL #A7-1450	6.000% 01/01/2038 DD 01/01/08	4
FHLMC POOL #A7-2232	6.000% 02/01/2038 DD 01/01/08	2
FHLMC POOL #A7-2300	6.000% 01/01/2038 DD 01/01/08	1
FHLMC POOL #A7-4388	6.000% 03/01/2038 DD 03/01/08	2
FHLMC POOL #A7-5218	6.000% 04/01/2038 DD 03/01/08	3
FHLMC POOL #A7-6056	6.000% 04/01/2038 DD 04/01/08	4
FHLMC POOL #G1-4183	5.000% 07/01/2025 DD 06/01/11	195
FHLMC POOL #G0-8079	5.000% 09/01/2035 DD 09/01/05	681
FHLMC POOL #G0-8222	6.000% 09/01/2037 DD 09/01/07	2
FHLMC POOL #G0-8227	6.000% 10/01/2037 DD 10/01/07	1
FHLMC POOL #G0-8264	6.000% 04/01/2038 DD 04/01/08	2
FHLMC POOL #G0-8276	6.000% 06/01/2038 DD 06/01/08	4
FHLMC POOL #G0-3297	6.000% 09/01/2037 DD 09/01/07	8
FHLMC POOL #G0-3330	6.000% 09/01/2037 DD 09/01/07	20
FHLMC POOL #G0-3332	6.000% 10/01/2037 DD 09/01/07	2
FHLMC POOL #G0-3349	6.000% 10/01/2037 DD 09/01/07	17
FHLMC POOL #G0-3445	6.000% 11/01/2037 DD 10/01/07	1
FHLMC POOL #G0-3464	6.000% 11/01/2037 DD 10/01/07	3
FHLMC POOL #G0-3504	6.000% 11/01/2037 DD 10/01/07	10
FHLMC POOL #G0-3517	6.000% 11/01/2037 DD 10/01/07	4
FHLMC POOL #G0-3543	6.000% 11/01/2037 DD 11/01/07	3
FHLMC POOL #G0-3551	6.000% 11/01/2037 DD 11/01/07	107
FHLMC POOL #G0-3581	6.000% 11/01/2037 DD 11/01/07	44
FHLMC POOL #G0-3616	6.000% 12/01/2037 DD 11/01/07	47
FHLMC POOL #G0-3646	6.000% 01/01/2038 DD 12/01/07	23
FHLMC POOL #G0-3687	6.000% 01/01/2038 DD 12/01/07	3
FHLMC POOL #G0-3698	6.000% 12/01/2037 DD 12/01/07	31
FHLMC POOL #G0-3721	6.000% 12/01/2037 DD 12/01/07	21
FHLMC POOL #G0-3776	6.000% 01/01/2038 DD 01/01/08	50
FHLMC POOL #G0-3781	6.000% 01/01/2038 DD 01/01/08	144
FHLMC POOL #G0-3819	6.000% 01/01/2038 DD 01/01/08	13
FHLMC POOL #G0-3826	6.000% 01/01/2038 DD 01/01/08	2
FHLMC POOL #G0-3850	6.000% 02/01/2038 DD 01/01/08	4
FHLMC POOL #G0-3926	6.000% 02/01/2038 DD 02/01/08	14
FHLMC POOL #G0-3941	6.000% 02/01/2038 DD 02/01/08	238
FHLMC POOL #G0-3951	6.000% 01/01/2038 DD 02/01/08	3
FHLMC POOL #G0-4080	6.000% 03/01/2038 DD 03/01/08	1
FHLMC POOL #G0-4170	6.000% 04/01/2038 DD 04/01/08	20
FHLMC POOL #G0-4185	6.000% 03/01/2038 DD 04/01/08	7
FHLMC POOL #G0-4230	6.000% 04/01/2038 DD 04/01/08	18
FHLMC POOL #G0-4301	6.000% 03/01/2038 DD 05/01/08	9
FHLMC POOL #G0-4316	6.000% 05/01/2038 DD 05/01/08	5
FHLMC POOL #G0-4410	6.000% 06/01/2038 DD 06/01/08	1
FHLMC POOL #G0-4411	6.000% 06/01/2038 DD 06/01/08	49

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
FHLMC POOL #G0-4447	6.000% 06/01/2038 DD 06/01/08	2
FHLMC POOL #G0-4552	6.000% 09/01/2038 DD 08/01/08	1
FHLMC POOL #G0-4575	6.000% 08/01/2038 DD 08/01/08	1
FHLMC POOL #G0-4576	6.000% 09/01/2038 DD 08/01/08	71
FHLMC POOL #G0-4607	6.000% 09/01/2038 DD 08/01/08	30
FHLMC POOL #G0-4610	6.000% 07/01/2038 DD 08/01/08	2
FHLMC POOL #G0-4645	6.000% 07/01/2038 DD 08/01/08	44
FHLMC POOL #G0-4713	6.000% 10/01/2038 DD 09/01/08	42
FHLMC POOL #G0-4754	6.000% 09/01/2038 DD 09/01/08	1
FHLMC POOL #G0-4757	6.000% 08/01/2038 DD 10/01/08	6
FHLMC POOL #G0-4765	6.000% 09/01/2038 DD 09/01/08	129
FHLMC POOL #G0-4912	6.000% 10/01/2038 DD 11/01/08	2
FHLMC POOL #G0-5029	6.000% 09/01/2038 DD 11/01/08	3
FHLMC POOL #G0-5352	6.000% 02/01/2039 DD 03/01/09	3
FHLMC POOL #G0-5369	6.000% 03/01/2039 DD 03/01/09	15
FHLMC POOL #G0-5531	6.000% 08/01/2038 DD 07/01/09	6
FHLMC POOL #G0-5666	6.000% 04/01/2038 DD 10/01/09	3
FHLMC POOL #G0-5830	6.000% 12/01/2039 DD 03/01/10	3
FHLMC POOL #G0-5940	6.000% 04/01/2040 DD 07/01/10	15
FHLMC POOL #G0-6066	6.000% 05/01/2040 DD 10/01/10	54
FHLMC POOL #G0-6219	6.000% 05/01/2040 DD 01/01/11	8
FHLMC POOL #G0-6232	6.000% 05/01/2040 DD 01/01/11	9
FHLMC POOL #G0-6249	6.000% 05/01/2040 DD 02/01/11	22
FHLMC POOL #G0-6387	6.000% 11/01/2039 DD 04/01/11	7
FHLMC POOL #G0-6402	6.000% 03/01/2039 DD 04/01/11	3
FHLMC POOL #G0-6673	6.000% 11/01/2038 DD 08/01/11	4
FHLMC POOL #G0-6789	6.000% 05/01/2040 DD 10/01/11	41
FHLMC POOL #G0-6877	6.000% 05/01/2040 DD 01/01/12	6
FHLMC POOL #G0-6954	6.000% 05/01/2040 DD 04/01/12	49
FHLMC POOL #G0-6995	6.000% 05/01/2040 DD 04/01/12	10
FHLMC POOL #G0-7222	6.000% 04/01/2040 DD 11/01/12	54
FHLMC POOL #G0-7311	6.000% 05/01/2040 DD 02/01/13	9
FHLMC POOL #C0-3325	6.000% 02/01/2039 DD 02/01/09	22
FHLMC POOL #C0-3475	6.000% 04/01/2040 DD 04/01/10	27
FHLMC POOL #A8-0885	6.000% 08/01/2038 DD 08/01/08	2
FHLMC POOL #A8-1068	6.000% 08/01/2038 DD 08/01/08	24
FHLMC POOL #A8-1346	6.000% 09/01/2038 DD 08/01/08	5
FHLMC POOL #A8-1466	6.000% 09/01/2038 DD 08/01/08	1
FHLMC POOL #A8-1618	6.000% 09/01/2038 DD 09/01/08	4
FHLMC POOL #A8-1660	6.000% 09/01/2038 DD 09/01/08	5
FHLMC POOL #A8-2394	6.000% 10/01/2038 DD 10/01/08	5
FHLMC POOL #A8-2474	6.000% 10/01/2038 DD 10/01/08	7
FHLMC POOL #A8-2841	6.000% 11/01/2038 DD 10/01/08	6
FHLMC POOL #A8-3801	6.000% 12/01/2038 DD 12/01/08	4
FHLMC POOL #A8-3804	6.000% 01/01/2039 DD 12/01/08	1

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
FHLMC POOL #A8-4705	6.000% 02/01/2039 DD 02/01/09	1
FHLMC POOL #A8-5741	6.000% 04/01/2039 DD 04/01/09	8
FHLMC POOL #A8-6739	6.000% 06/01/2039 DD 06/01/09	25
FHLMC POOL #A8-7819	6.000% 08/01/2039 DD 08/01/09	5
FHLMC POOL #A8-8904	6.000% 09/01/2039 DD 09/01/09	5
FHLMC POOL #Q0-4439	3.500% 11/01/2041 DD 10/01/11	153
FHLMC POOL #U9-0065	3.500% 08/01/2042 DD 08/01/12	648
FHLMC POOL #U9-5026	3.500% 07/01/2042 DD 07/01/12	594
FHLMC POOL #V8-0804	6.000% 01/01/2039 DD 11/01/13	190
FHLMC POOL #G6-7700	3.500% 08/01/2046 DD 08/01/16	12,031
FHLMC POOL #1B-0118	VAR RT 08/01/2031 DD 08/01/01	12
FEDERAL NATL MTG ASSN	1.875% 09/24/2026 DD 09/27/16	3,016
FEDERAL NATL MTG ASSN	6.625% 11/15/2030 DD 11/03/00	3,938
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	742
FNMA GTD REMIC P/T 2013-83 A	3.500% 09/25/2039 DD 07/01/13	550
FNMA GTD REMIC P/T 15-92 PA	2.500% 12/25/2041 DD 11/01/15	544
FNMA GTD REMIC P/T 16-43 MA	3.000% 10/25/2045 DD 06/01/16	2,149
FNMA GTD REMIC P/T 12-M9 A2	2.482% 04/25/2022 DD 08/01/12	320
FHLMC MULTICLASS MTG 3895 AM	5.000% 08/15/2039 DD 07/01/11	215
FHLMC MULTICLASS MTG 3896 PA	4.000% 03/15/2040 DD 07/01/11	511
FHLMC MULTICLASS MTG 4016 KV	4.000% 02/15/2025 DD 03/01/12	1,609
FHLMC MULTICLASS CTF K715 A2	2.856% 01/25/2021 DD 05/01/14	4,362
FHLMC MULTICLASS MTG 4570 PA	3.000% 03/15/2044 DD 04/01/16	1,745
FHLMC MULTICLASS MTG 4585 DA	3.000% 06/15/2045 DD 05/01/16	2,595
FHLMC MULTICLASS MTG 4594 PA	3.000% 11/15/2044 DD 06/01/16	1,913
FHLMC MULTICLASS MTG 4604 HA	2.500% 05/15/2045 DD 08/01/16	1,286
FEDERAL HOME LN MTG CORP	4.875% 06/13/2018 DD 06/13/08	2,536
FEDERAL HOME LN MTG CORP	3.750% 03/27/2019 DD 03/27/09	8,801
FEDERAL HOME LN MTG CORP	1.250% 08/01/2019 DD 07/30/12	2,971
FEDERAL REALTY INVESTMENT TRUS	2.550% 01/15/2021 DD 09/28/15	375
FNMA POOL #0AI8618	4.000% 12/01/2041 DD 12/01/11	1,198
FNMA POOL #0AJ3107	4.000% 01/01/2042 DD 01/01/12	868
FNMA POOL #0AJ4050	4.000% 10/01/2041 DD 10/01/11	1,059
FNMA POOL #0AL0013	6.000% 04/01/2040 DD 02/01/11	368
FNMA POOL #0AL7232	3.500% 09/01/2045 DD 08/01/15	1,268
FNMA POOL #0AL7495	3.500% 10/01/2045 DD 10/01/15	849
FNMA POOL #0AL7910	3.500% 02/01/2045 DD 12/01/15	2,144
FNMA POOL #0AL7951	3.500% 01/01/2046 DD 01/01/16	793
FNMA POOL #0AQ0817	3.500% 12/01/2042 DD 12/01/12	3,418
FNMA POOL #0AS6188	3.500% 11/01/2045 DD 10/01/15	1,714
FNMA POOL #0AT8390	3.500% 06/01/2043 DD 06/01/13	3,499
FNMA POOL #0AR8305	3.500% 05/01/2043 DD 05/01/13	5,307
FNMA POOL #0AY2930	3.500% 04/01/2045 DD 04/01/15	22
FNMA POOL #0AY4203	3.500% 05/01/2045 DD 05/01/15	197
FNMA POOL #0AY4450	3.500% 02/01/2045 DD 02/01/15	44

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
FNMA POOL #0AY4781	3.500% 03/01/2045 DD 03/01/15	32
FNMA POOL #0AY6303	3.500% 02/01/2045 DD 03/01/15	134
FNMA POOL #0AZ0054	3.500% 07/01/2045 DD 07/01/15	26
FNMA POOL #0AZ1223	3.500% 06/01/2045 DD 06/01/15	43
FNMA POOL #0AZ1367	3.500% 05/01/2045 DD 05/01/15	26
FNMA POOL #0AZ2604	3.500% 08/01/2045 DD 08/01/15	25
FNMA POOL #0AZ2619	3.500% 08/01/2045 DD 08/01/15	33
FNMA POOL #0AZ2637	3.500% 09/01/2045 DD 09/01/15	57
FNMA POOL #0AZ2665	3.500% 10/01/2045 DD 10/01/15	71
FNMA POOL #0AZ2709	3.500% 06/01/2045 DD 06/01/15	22
FNMA POOL #0AZ5196	3.500% 08/01/2045 DD 08/01/15	19
FNMA POOL #0AX3358	3.500% 11/01/2045 DD 11/01/15	33
FNMA POOL #0AX6373	3.500% 02/01/2045 DD 02/01/15	24
FNMA POOL #0AX7714	3.500% 02/01/2045 DD 02/01/15	44
FNMA GTD REMIC P/T 02-W2 AF6	STEP 05/25/2032 DD 03/01/02	25
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02	35
FNMA GTD REMIC P/T 04-W1 2A2	7.000% 12/25/2033 DD 01/01/04	677
FNMA GTD REMIC P/T 05-19 PA	5.500% 07/25/2034 DD 02/01/05	416
FNMA POOL #0BC3481	3.500% 02/01/2046 DD 02/01/16	24
FNMA POOL #0AZ8683	3.500% 01/01/2046 DD 01/01/16	29
FNMA POOL #0BA2899	3.500% 11/01/2045 DD 11/01/15	114
FNMA POOL #0BA2978	3.500% 11/01/2045 DD 11/01/15	25
FNMA POOL #0BA3084	3.500% 12/01/2045 DD 12/01/15	22
FNMA POOL #0BA3553	3.500% 11/01/2045 DD 11/01/15	27
FNMA POOL #0BA4700	3.500% 11/01/2045 DD 11/01/15	24
FNMA POOL #0BA5324	3.500% 11/01/2045 DD 11/01/15	38
FNMA POOL #0725228	6.000% 03/01/2034 DD 02/01/04	1,431
FNMA POOL #0728766	VAR RT 07/01/2033 DD 07/01/03	134
FNMA POOL #0890375	4.500% 08/01/2023 DD 10/01/11	198
FNMA POOL #0AB2775	4.500% 04/01/2041 DD 03/01/11	995
FNMA POOL #0MA0878	4.000% 10/01/2031 DD 09/01/11	1,147
FORD CREDIT FLOORPLAN MAS 5 A1	1.950% 11/15/2021 DD 12/13/16	3,285
FORD CREDIT AUTO OWNE 2 A 144A	2.030% 12/15/2027 DD 06/28/16	1,380
GCO EDUCATION LOAN 1A A6L 144A	VAR RT 11/25/2026 DD 03/06/07	1,867
GE CAPITAL CREDIT CARD MAS 2 A	2.220% 01/15/2022 DD 02/02/12	3,505
GNMA II POOL #0MA0414	VAR RT 09/20/2042 DD 09/01/12	361
GNMA II POOL #0MA1601	4.000% 01/20/2044 DD 01/01/14	4,818
GNMA II POOL #0MA2149	4.000% 08/20/2044 DD 08/01/14	6,183
GNMA II POOL #0MA2304	4.000% 10/20/2044 DD 10/01/14	249
GNMA II POOL #0MA2679	4.000% 03/20/2045 DD 03/01/15	6,688
GNMA II POOL #0MA2755	4.000% 04/20/2045 DD 04/01/15	256
GNMA II POOL #0MA2893	4.000% 06/20/2045 DD 06/01/15	4,172
GNMA II POOL #0MA2962	4.000% 07/20/2045 DD 07/01/15	10,696
GNMA II POOL #0MA3106	4.000% 09/20/2045 DD 09/01/15	7,131
GNMA II POOL #0MA3311	4.000% 12/20/2045 DD 12/01/15	476

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
	GNMA II POOL #0MA3377	4.000% 01/20/2046 DD 01/01/16	1,966
	GNMA II POOL #0MA3598	4.000% 04/20/2046 DD 04/01/16	2,034
	GMF FLOORPLAN OWNER 1 A1 144A	1.960% 05/17/2021 DD 05/31/16	1,296
	GS MORTGAGE SECURITIES GC13 A5	VAR RT 07/10/2046 DD 07/01/13	1,043
	GNMA II POOL #0004802	5.000% 09/20/2040 DD 09/01/10	1,329
	GNMA II POOL #0005082	4.500% 06/20/2041 DD 06/01/11	932
	GNMA II POOL #0005115	4.500% 07/20/2041 DD 07/01/11	967
	GNMA II POOL #0005280	4.000% 01/20/2042 DD 01/01/12	1,061
	GLAXOSMITHKLINE CAPITAL PLC	2.850% 05/08/2022 DD 05/09/12	1,216
	GOLDEN CREDIT CARD T 5A A 144A	1.600% 09/15/2021 DD 09/20/16	2,276
	HSBC HOLDINGS PLC	VAR RT 03/13/2023 DD 03/13/17	887
	HOME DEPOT INC/THE	3.750% 02/15/2024 DD 09/10/13	1,028
	HOWARD HUGHES MEDICAL INSTITUT	3.500% 09/01/2023 DD 07/22/13	346
	ING GROEP NV	3.150% 03/29/2022 DD 03/29/17	304
	INTEL CORP	3.700% 07/29/2025 DD 07/29/15	1,056
	INTERNATIONAL BUSINESS MACHINE	3.625% 02/12/2024 DD 02/12/14	2,094
	JPMORGAN CHASE & CO	3.250% 09/23/2022 DD 09/24/12	2,534
	JPMBB COMMERCIAL MORTGA C12 A5	3.664% 07/15/2045 DD 06/01/13	835
	JOHNSON & JOHNSON	5.150% 07/15/2018 DD 06/23/08	2,750
	KKR GROUP FINANCE CO LLC 144A	6.375% 09/29/2020 DD 09/29/10	440
	KING INTERNATIONAL LEASING LLC	2.754% 10/15/2022 DD 11/17/10	778
	KREDITANSTALT FUER WIEDERAUFBA	1.125% 08/06/2018 DD 07/15/15	3,289
	KREDITANSTALT FUER WIEDERAUFBA	1.875% 12/15/2020 DD 11/15/17	6,991
	LB-UBS COMMERCIAL MORTGA C1 A2	VAR RT 04/15/2041 DD 04/11/08	564
	MASTER CREDIT CARD T 1A A 144A	2.260% 07/21/2021 DD 01/31/17	2,100
	MEDTRONIC INC	2.500% 03/15/2020 DD 03/15/15	327
	MEDTRONIC INC	3.150% 03/15/2022 DD 03/15/15	538
	METLIFE INC	VAR RT 09/15/2023 DD 09/10/13	108
	MICROSOFT CORP	3.125% 11/03/2025 DD 11/03/15	868
	MIZUHO FINANCIAL GROUP IN 144A	2.632% 04/12/2021 DD 04/12/16	972
*	MORGAN STANLEY	4.000% 07/23/2025 DD 07/23/15	52
*	MORGAN STANLEY	VAR RT 10/24/2023 DD 10/24/16	694
*	MORGAN STANLEY	2.650% 01/27/2020 DD 01/27/15	2,084
*	MORGAN STANLEY	3.700% 10/23/2024 DD 10/23/14	1,576
*	MORGAN STANLEY BANK OF C13 A2	2.936% 11/15/2046 DD 12/01/13	967
	NELNET STUDENT LOAN TRUST 1 A5	VAR RT 08/23/2027 DD 02/21/06	985
	OCCIDENTAL PETROLEUM CORP	3.400% 04/15/2026 DD 04/04/16	768
	ORACLE CORP	2.500% 05/15/2022 DD 05/05/15	701
	ORACLE CORP	3.250% 11/15/2027 DD 11/09/17	992
	PRESIDENT & FELLOWS OF HARVARD	2.300% 10/01/2023 DD 05/06/13	627
	QUALCOMM INC	3.000% 05/20/2022 DD 05/20/15	175
	ROCKWELL AUTOMATION INC	2.875% 03/01/2025 DD 02/17/15	838
	SLM STUDENT LOAN TR 8A A6 144A	VAR RT 01/25/2040 DD 08/25/04	1,000
	SLM STUDENT LOAN TRUST 20 3 A5	VAR RT 10/25/2024 DD 04/13/05	536
	SLC STUDENT LOAN TRUST 20 2 A5	VAR RT 09/15/2026 DD 09/19/06	1,135

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
	SAN CLEMENTE LEASING LLC	3.030% 11/22/2022 DD 12/08/10	739
	SCHLUMBERGER INVESTMENT S 144A	3.300% 09/14/2021 DD 09/14/11	1,383
	CHARLES SCHWAB CORP/THE	3.200% 03/02/2027 DD 03/02/17	505
	TD AMERITRADE HOLDING CORP	2.950% 04/01/2022 DD 03/09/15	860
	TENNESSEE VALLEY AUTH BD	3.875% 02/15/2021 DD 02/08/11	2,811
	UBS-BARCLAYS COMMERCIAL C6 A4	3.244% 04/10/2046 DD 04/01/13	866
	MUFG UNION BANK NA	2.250% 05/06/2019 DD 05/06/14	1,448
	VENDEE MORTGAGE TRUST 199 1 2Z	7.750% 05/15/2022 DD 06/01/92	297
	US TREAS-CPI INFLAT	2.500% 01/15/2029 DD 01/15/09	279
	US TREAS-CPI INFLAT	0.875% 02/15/2047 DD 02/15/17	435
	U S TREASURY NOTE	2.375% 08/15/2024 DD 08/15/14	3,391
	U S TREASURY NOTE	2.250% 11/15/2024 DD 11/15/14	3,402
	U S TREASURY NOTE	2.250% 11/15/2025 DD 11/15/15	28,041
	US TREAS-CPI INFLAT	0.625% 01/15/2026 DD 01/15/16	2,162
	U S TREASURY NOTE	1.625% 05/15/2026 DD 05/15/16	1,413
	U S TREASURY NOTE	1.125% 09/30/2021 DD 09/30/16	15,033
	U S TREASURY NOTE	2.000% 11/15/2026 DD 11/15/16	929
	U S TREASURY NOTE	1.875% 04/30/2022 DD 04/30/17	8,626
	US TREAS-CPI INFLAT	0.375% 07/15/2027 DD 07/15/17	301
	U S TREASURY NOTE	2.125% 07/31/2024 DD 07/31/17	16,571
	U S TREASURY NOTE	1.875% 07/31/2022 DD 07/31/17	6,777
	U S TREASURY NOTE	1.500% 08/15/2020 DD 08/15/17	3,906
	U S TREASURY BD CPN STRIP	0.000% 02/15/2036 DD 02/15/06	737
	UNITEDHEALTH GROUP INC	2.750% 02/15/2023 DD 10/22/12	2,079
	UTAH ST BRD OF RGTS STUDENT LO	VAR RT 05/01/2035 DD 09/28/11	940
	WELLS FARGO & CO	3.000% 10/23/2026 DD 10/25/16	1,862
	WELLS FARGO COMMERCIAL LC5 A3	2.918% 10/15/2045 DD 09/01/12	2,518
	WELLS FARGO COMMERCIAL LC5 ASB	2.528% 10/15/2045 DD 09/01/12	924

	GOLDMAN SACHS ASSET MANAGEMENT INT AGG		360,928

*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 12,735,134 UNITS	12,735

	Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(2,531)

	TOTAL INTEREST INCOME FUND		733,678

Global Equity Fund
*	BLACKROCK US EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 11,502,217 UNITS	244,447

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
*	BLACKROCK EAFE EQUITY MARKET INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 3,834,072 UNITS	81,483
	TOTAL GLOBAL EQUITY FUND		325,930

Mid and Small Cap Stock Fund
*	BLACKROCK EXTENDED EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 9,893,532 UNITS	645,041

International Stock Fund
*	BLACKROCK EAFE EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 9,463,775 Units	405,018

Interest Bearing Cash
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 4,577,930 UNITS	2,286

Loan Fund
*	LOANS TO PLAN PARTICIPANTS	4.24% - 10.50%	199,179

	TOTAL		$5,542,074

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Savings and Security Plan By AT&T Services, Inc., Plan Administrator for the Foregoing Plan

By	/s/ Debra L. Dial
Debra L. Dial
Senior Vice President and Controller

Date: June 22, 2018

EXHIBIT INDEX

Exhibits identified below, Exhibits 23 and 23.1 are filed herein as exhibits hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm
23.1	Consent of Independent Registered Public Accounting Firm